Exhibit 99.1

Bioblast Pharma Reports Third Quarter 2016 Financial Results

Tel Aviv, Israel, - November 29, 2016 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the third quarter ended September 30, 2016.

Key Corporate Highlights:

•	Completed clinical trials: During September, the Company reported the results of an extension study from the previously completed HOPE MD study in OPMD patients. In October, the Company reported results of a pharmacokinetic study in healthy volunteers. The press release can be found on the Bioblast News Releases section of the corporate website.

•	Appointment of a new Board of Directors member: On October 13, 2016, Robert Friedman joined the Bioblast Board of Directors. Mr. Friedman is a Managing Director in the Navigant Healthcare practice. He co-founded Easton Associates following a nine-year period in management consulting at The Wilkerson Group and IBM Consulting. During his consulting career, Mr. Friedman has led and executed hundreds of strategies, market assessment and business development projects covering pharmaceuticals, biotechnology and medical devices. Mr. Friedman earned an M.B.A from the Johnson School of Management. Cornell University, and an M.S. in biochemistry from Columbia University.

•	Appointment of a new Chief Commercial Officer: On November 1, 2016, Dana Gelbaum joined Bioblast management as Chief Commercial Officer. She has extensive experience at Chiasma, Recoly and Johnson & Johnson Development Corporation in developing and managing market research, market development, pricing & reimbursement and patient identification programs for products prior to approval. Ms. Gelbaum received her M.Sc. and M.B.A. from Tel Aviv University.

Third Quarter 2016 Financial results and Cash Guidance

•	R&D Expenses: Research and development expenses were $3.3 million for the quarter ended September 30, 2016, compared to $1.7 million for the same period in 2015. The increase is primarily related to manufacturing costs of clinical material and increased clinical development activities.

•	G&A Expenses: General and administrative expenses were $1.2 million for the quarter ended September 30, 2016, compared to $1.6 million for the same period in 2015. The decrease is primarily related to downsizing the management team, which took effect primarily in the second quarter of 2016.

•	Net Loss: For the quarter ended September 30, 2016, net loss attributable to holders of ordinary shares was ($4.7) million, or ($0.28) per basic and diluted share, as compared to a net loss of ($3.6) million, or ($0.25) per share, for the same period in 2015.

•	Cash Position: Cash, cash equivalents and short-term bank deposits as of September 30, 2016, were $12.9 million, compared to $15.7 million as of June 30, 2016, primarily reflecting the Company’s third quarter operating expenditures. The Company expects to have at the end of 2016 between $8 to $9 million in cash, cash equivalents and short-term bank deposits.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases with a lead drug candidate, trehalose 90mg/mL solution, in Phase 2 development. Bioblast was founded in 2012 and is traded on the NASDAQ under the symbol “ORPN”. For more information, please visit our website, www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, Bioblast is using forward looking statements when it discusses plans to conduct a Phase 2b clinical study, the design and timing of such study, and the company’s expectation for its cash, cash equivalents and short-term bank deposits. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest similar conclusions or those historic results referred to in this press release will be interpreted in a similar way in light of additional research and clinical and preclinical trial results. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 29, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: 212-915-0685

Matthew@LifeSciAdvisors.com

Bioblast Pharma Ltd.

Consolidated Statement of Operations

(U.S. dollars in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	$3,297	$1,713	$7,090	$5,807
Pre-commercialization	39	266	875	266
General and administrative	1,242	1,608	4,827	4,570
Total operating expenses	4,578	3,587	12,792	10,643
Loss from operations	(4,578)	(3,587)	(12,792)	(10,643)

Financial income, net	8	39	49	115

Loss before taxes on income	(4,570)	(3,548)	(12,743)	(10,528)

Taxes on income	100	3	206	8

Net loss	$(4,670)	$(3,551)	$(12,949)	$(10,536)

Net basic and diluted loss per share	$(0.28)	$(0.25)	$(0.82)	$(0.74)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	16,391,770	14,230,480	15,752,849	14,230,480

Bioblast Pharma Ltd.

Consolidated Balance Sheet Data

(U.S. dollars in thousands, except share amounts)

	September 30, 2016	December 31, 2015
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$5,923	$7,286
Short-term bank deposits	7,020	12,046
Receivables and prepaid expenses	332	1,060
Total current assets	13,275	20,392

Long-term assets:
Long-term deposit	11	33
Property and equipment, net	84	91
Total long-term assets	95	124

Total assets	$13,370	$20,516

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$78	$1,412
Other accounts payable	1,921	1,102
Total current liabilities	1,999	2,514

Long-term liabilities:
Accrued severance pay	-	70
Total long-term liabilities	-	70

Shareholders' equity:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at September 30, 2016 and December 31, 2015; 16,391,770 issued and outstanding shares at September 30, 2016 and 14,230,480 issued and outstanding shares at December 31, 2015	45	39
Additional paid-in capital	48,062	41,680
Accumulated deficit	(36,736)	(23,787)
Total stockholders' equity	11,371	17,932
Total liabilities and shareholders' equity	$13,370	$20,516

Bioblast Pharma Ltd.

Consolidated Cash Flow Data

(U.S. dollars in thousands)

	Nine Months Ended
	September 30,
	2016	2015
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(12,949)	$(10,536)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	19	10
Stock based compensation, net	298	1,970
Interest on short-term deposit	(20)	(98)
Changes in operating assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	728	(460)
Increase in long-term deposit	(3)	(24)
Decrease in trade payables	(1,334)	(478)
Increase (decrease) in other accounts payable	819	(40)
Decrease (increase) in accrued severance pay	(70)	51
Net cash used in operating activities	(12,512)	(9,605)

Cash flow from investing activities:

Withdrawal of short-term bank deposits	5,046	4,000
Withdrawal of long-term deposits	25	-
Purchase of property and equipment	(12)	(31)
Net cash provided by investing activities	5,059	3,969

Cash flow from financing activities:

Issuance of shares, net	6,090	-
Net cash provided by financing activities	6,090	-

Decrease in cash and cash equivalents	(1,363)	(5,636)

Cash and cash equivalents at the beginning of the period	7,286	10,583

Cash and cash equivalents at the end of the period	$5,923	$4,947